EXHIBIT 99.10

Chunghwa Telecom announces its operating results for February 2017

Date of events: 2017/03/10

Contents:

1.Date of occurrence of the event:2017/03/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom consolidated revenue for February 2017 was NT$17.77 billion, a 7.1 % decrease year-over-year. Operating costs and expense were NT$14.13 billion, a 2.5% decrease year-over-year. Operating income was NT$3.63 billion, a 21.7% decrease year-over-year. Pretax income was NT$3.7 billion, a 20.6% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$3.01 billion, a 21.2% decrease year-over-year, and EPS was NT$0.39. In addition, revenue, operating income, pretax income and EPS all exceeded the guidance previously announced.

In February, mobile communications business revenue decreased year-over-year. Although the value-added service revenue increased driven by the growth of mobile internet subscriber base, the overall mobile service revenue decreased due to the decrease of mobile voice revenue. Device sales decreased as well.

Internet revenue increased year-over-year. Broadband access revenue decreased year-over-year while MOD revenue increased year-over-year. Local revenue decreased as well because of mobile and VoIP substitution. ICT project revenue decreased year-over-year.

Operating costs and expenses in February decreased year-over-year mainly due to the decrease of cost of goods sold, ICT project costs and interconnection expense.

6.Countermeasures:None

7.Any other matters that need to be specified: None